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                                                                    Exhibit 12.1


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Humana Inc.
Ratio of Earnings to Fixed Charges
(Dollars in millions)

                                                                                 Quarters Ended
                                           Years Ended December 31,                  March 31,
                                  ------------------------------------------     --------------
                                    2000     1999     1998       1997    1996      2001    2000
                                    ----     ----     ----       ----    ----      ----    ----
Earnings:
    Income (loss) before
      income taxes                 $ 114   $ (404)   $ 203    $   270   $  18    $   42   $  27

    Fixed charges                     53       53       61         30      19        13      14
                                   -----   ------    -----    -------   -----    ------   -----
        Total earnings             $ 167   $ (351)   $ 264    $   300   $  37    $   55   $  41
                                   =====   ======    =====    =======   =====    ======   =====
Fixed charges:
    Interest charged to expense    $  29   $   33    $  47    $    20   $  11    $    7   $   8
    One-third of rent expense         24       20       14         10       8         6       6
                                   -----   ------    -----    -------   -----    ------   -----
        Total fixed charges        $  53   $   53    $  61    $    30   $  19    $   13   $  14
                                   =====   ======    =====    =======   =====    ======   =====
Ratio of earnings to fixed
  charges                            3.2         (a)   4.3(b)    10.0     1.9(c)    4.2     2.9
                                   =====   ======    =====    =======   =====    ======   =====
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
Note:    The ratio was calculated by dividing the sum of the fixed charges into the sum of the earnings and fixed charges.  In calculating this ratio, we take earnings to include income or loss before income taxes plus fixed charges.  Fixed charges include interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.
(a)      Due to a loss in 1999 caused primarily by pretax charges of $585 million, the ratio of earnings to fixed charges was less than 1.0x.  Additional pretax earnings of $404 million would have been needed to achieve a ratio of 1.0x.  Excluding pretax charges of $585 million primarily related to goodwill write-down, losses on non-core asset sales, professional liability reserve strengthening, premium deficiency and medical reserve strengthening, the ratio of earnings to fixed charges would have been
         4.4x for the year ended December 31, 1999.
(b)      Excluding 1998 pretax charges of $132 million primarily related to the costs of certain market exits and product discontinuances, asset write-offs, premium deficiency and a one-time non-officer employee incentive, the ratio of earnings to fixed charges would have been 6.5x for the year ended December 31,
         1998.
(c)      Excluding 1996 pretax charges of $215 million primarily related to the closing of the Washington, D.C market and certain other markets, severance and facility costs for workforce reductions, product discontinuance costs, premium deficiency, litigation and other costs, the ratio of earnings to fixed charges would have been 13.3x for the year ended December 31, 1996.
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